SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2008, incorporated by reference herein:

Exhibit

99.1    Release dated May 30, 2008, entitled “ILLEGAL STRIKE AT BLYVOOR MINE.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: June 2, 2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
(“DRDGOLD”)

ILLEGAL STRIKE AT BLYVOOR MINE
DRDGOLD South African Operations (Pty) Limited this morning obtained an interim court order against some 3 300 employees in the semi-skilled categories at its Blyvooruitzicht Gold Mining Company Limited
(“Blyvoor”) mine, near Carletonville in South Africa’s North West Province, who began an illegal strike at the start of the night shift last night.

The interim court order declares the strike action illegal and instructs the striking employees to desist from engaging in the illegal strike and return to work.

The illegal strike is believed to be related to the arrest of two employees by the South African Police Service in connection with the death of one man and the assault of a second, neither of whom were employees, during December 2007.

DRDGOLD believes in and continues to support the rule of law and will not condone any attempts to suppress such rule of law by any means whatsoever.

Randburg
30 May 2008

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